ALLGREEN PROPERTIES LIMITED

RECEIVED
2004 JUL 20 A 11:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-4959

Date: 5 JUL 2004

SUPPL

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

04035646

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

PROCESSED
JUL 21 2004
THOMSON FINANCIAL

7/20

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS

MASNET No. 22 OF 05.07.2004
Announcement No. 22

ALLGREEN PROPERTIES LIMITED

Notice Of a Change in the Percentage Level of a Substantial Shareholder's Interest

PART I [Please complete this Part]

1. Date of notice to issuer: 02/07/2004

2. Name of Substantial Shareholder: Prudential Asset Management (S) Ltd

3. Please tick one or more appropriate box(es):

☐ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☒ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest:

2. Name of Registered Holder:

3. Circumstance(s) giving rise to the interest or change in interest:

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: **As a percentage of issued share capital:**	
No. of shares which are the subject of this notice: **As a percentage of issued share capital:**	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	
No. of shares held after the change: **As a percentage of issued share capital:**	

PART III

1. Date of change of interest: 30/06/2004

2. The change in the percentage level: From 6.9607% to 7.0558%

3. Circumstance(s) giving rise to the interest or change in interest: Open market purchase

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

The change in the percentage level is the result of a series of transactions.

PART IV

1. Holdings of <u>Substantial Shareholder</u>, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	0	73,166,000
As a percentage of issued share capital:	0	6.9607
No. of shares held after the change:	0	74,166,000
As a percentage of issued share capital:	0	7.0558

Submitted by Ms Isoo Tan, Company Secretary on 05/07/2004 to the SGX